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                          May 12, 2023

       Eddie Sullivan, Ph.D.
       President and Chief Executive Officer
       SAB Biotherapeutics, Inc.
       2100 East 54th Street North
       Sioux Falls, South Dakota 57104

                                                        Re: SAB
Biotherapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 9, 2023
                                                            File No. 333-271768

       Dear Eddie Sullivan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Brian Lee, Esq.